MICHAEL E. DILLARD
713.220.5821/fax: 713.236.0822
mdillard@akingump.com
June 27, 2008
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 7010

Re:	Endeavour International Corporation Registration Statement on Form S-3 Initially filed March 14, 2008 File Number 333-149744
Dear Mr. Schwall:
     On behalf of Endeavour International Corporation, a Nevada corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the Registrant’s Registration Statement on Form S-3 (as amended, the “Registration Statement”), File Number 333-149744, initially filed March 14, 2008. In addition, we will provide a marked copy showing changes from Amendment No. 1 of the Registration Statement for your convenience.
     We are providing the following responses to the comment letter dated May 13, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Registrant’s initial filing of the Registration Statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 2 unless otherwise indicated.
Amendment No. 1 to Form S-3 filed May 7, 2007
Selling Stockholders, page 16
1.	Comment: It does not appear that you have fully addressed prior comment 11, as you have not identified the natural person with the power to vote and dispose of the shares of common stock held by PGS Exploration (UK) Ltd. We therefore reissue the comment in part. If you believe that you are not required to provide the requested disclosure, please explain the basis for such belief.

Response: The disclosure appearing on page 16 of the Registration Statement has been revised in response to the Staff’s comment.

2.	Comment: We note the revisions on page 16 and partially reissue prior comment 12. Please also clearly identify as underwriters any affiliates of registered broker-dealers unless such persons, at the time of purchase, had no agreements or understandings, directly or indirectly with any party to distribute the securities.

Response: The disclosure appearing on page 16 of the Registration Statement has been revised in response to the Staff’s comment.
     If you have any further questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (713) 220-5821 or by facsimile at (713) 236-0822. Thank you for your assistance.

Very truly yours,
/s/ Michael E. Dillard
Michael E. Dillard, P.C.
Enclosures

cc:	M. C. Duru, U.S. Securities and Exchange Commission C. Moncada-Terry, U.S. Securities and Exchange Commission Karen Paganis, Endeavour International Corporation